

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 12, 2016

<u>Via E-mail</u>
Clifford C. Stebe, Jr.
Chief Financial Officer
LMI Aerospace, Inc.
411 Fountain Lakes Blvd.
St. Charles, Missouri 63301

      Re: LMI Aerospace, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 17, 2016
              File No. 000-24293

Dear Mr. Stebe:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure